Exhibit 12.1

AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Fiscal year	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before taxes(2)		$ 408.9	$ 360.8	$366.0	$235.6	$209.2
Add: Fixed charges(1)		83.8	90.7	89.8	106.4	110.3
Amortization of capitalized interest		4.6	3.9	3.8	3.7	3.6
Less: Capitalized interest		(3.0)	(3.9)	(3.4)	(3.4)	(4.9)
		$ 494.3	$ 451.5	$456.2	$342.3	$318.2
Fixed charges:(1)
Interest expense(2)		$ 60.5	$ 63.3	$ 60.8	$72.5	$71.1
Capitalized interest		3.0	3.9	3.4	3.4	4.9
Interest portion of leases		20.3	23.5	25.6	30.5	34.3
		$ 83.8	$ 90.7	$ 89.8	$106.4	$110.3

Ratio of Earnings to Fixed Charges		5.9	5.0	5.1	3.2	2.9

(1)

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	Certain prior period amounts have been revised to reflect the impact of certain adjustments and to correct the timing of previously recorded out-of-period adjustments.